AMERICAN SECURITY RESOURCES CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of AMERICAN SECURITY RESOURCES CORPORATION (with its subsidiaries, the "Company") has adopted this code of conduct and ethics (this "Code") to:

|X|	promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;
|X|	promote full, fair, accurate, timely, and understandable disclosure;
|X|	promote compliance with applicable laws and governmental rules and regulations;
|X|	ensure the protection of the Company's legitimate business interest including corporate opportunities, assets and confidential information; and
|X|	deter wrongdoing.

All directors, officers and employees of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

For purposes of this Code, the "Code of Ethics Contact Person" will be different for various employees. For all directors and executive officers, the Code of Ethics Contact Person shall be the Company's Chief Financial Officer. For all other employees, the Code of Ethics Contact Person shall be the Company's Chief Executive Officer.

From time to time, the Company may waive some provisions of this Code. Any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors. Any waiver for other employees may be made only by the Chief Executive Officer.

I. Honest and Candid Conduct

Each director, officer and employee owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity.

Each director, officer and employee must:

|X|	Act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company's policies.
|X|	Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies.
|X|	Adhere to a high standard of business ethics.
|X|	Conflicts of Interest

A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer, or employee, or a member or his or her family, receives improper personal benefits as a result of his or her position in the Company. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Code of Ethics Contact Person.

Service to the Company should never be subordinated to personal gain and advantage. Conflicts of interest should, wherever possible, be avoided. In particular, clear conflict of interest situations involving directors, executive officers, and other employees who occupy supervisory positions may include the following:

|X|	any significant ownership interest in any material supplier or customer;
|X|	any consulting or employment relationship with any customer, supplier, or competitor;
|X|	the receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;
|X|	being in the position of supervising, reviewing or having any influence on the job evaluation, pay, or benefit of any immediate family member; and
|X|	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers, or employees are permitted to so purchase or sell.

Such situations, if material, should always be discussed with the Code of Ethics Contact Person. Anything that would present a conflict for a director, officer, or employee would likely also present a conflict if it is related to a member of his or her family.

III. Disclosure

Each director, officer, or employee involved in the Company's disclosure process, including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, the controller, and such other finance, accounting, tax or internal audit personnel as the Chief Executive Officer or Chief Financial Officer may from time to time designate (the "Senior Financial Officers"), is required to be familiar with and comply with the Company's disclosure controls and procedures and internal control over financial reporting, to the extent relevant to his or her area of responsibility, so that the Company's public reports and documents filed with the Securities and Exchange Commission ("SEC") comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company's other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely, and understandable disclosure.

Each director, officer, or employee who is involved in the Company's disclosure process, including without limitation the Senior Financial Officers, must:

|X|	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.
|X|
Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, governmental regulators, and self-regulatory organizations.

|X|	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

IV. Compliance

It is the Company's policy to comply with all applicable laws, rules, and regulations. It is the personal responsibility of each employee, officer, and director to adhere to the standards and restrictions imposed by those laws, rules, and regulations. In performing his or her duties, each employee, officer, and director will endeavor to comply, and take appropriate action within his or her areas of responsibility to cause the Company to comply, with applicable governmental laws, rules, and regulations and applicable rules and regulations of self-regulatory organizations.

It is against Company policy and in many circumstances illegal for a director, officer, or employee to profit from undisclosed information relating to the Company or any other company. Any director, officer, or employee may not purchase or sell any of the Company's securities while in possession of material nonpublic information relating to the Company. Also, any director, officer, or employee may not purchase or sell securities of any other company while in possession of any material non-public information relating to that company.

Any director, officer, or employee who is uncertain about the legal rules involving a purchase or sale of any Company securities or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, should consult with the Code of Ethics Contact Person before making any such purchase or sale.

V. Reporting and Accountability

The Board of Directors and Audit Committee are responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any director, officer, or employee who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person promptly. Failure to do so is itself a violation of this Code.

Any questions relating to how this Code should be interpreted or applied should be addressed to the Code of Ethics Contact Person. A director, officer, or employee who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

Each director, officer, or employee must:

|X| Notify the Code of Ethics Contact Person promptly of any existing or potential violation of this Code.

|X| Not retaliate against any other director, officer, or employee for reports of potential violations that are made in good faith.

The Audit Committee or Chief Financial Officer shall take all action they consider appropriate to investigate any violations reported to them. If a violation has occurred, the Company will take such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, in the case of a director or executive officer, or Chief Financial Officer, in the case of any other employee.

The Company will follow the following procedures in investigating and enforcing this Code, and in reporting on the Code:

|X|
Violations and potential violations will be reported by the Code of Ethics Contact Person to the Audit Committee, in the case of a violation by a director or executive officer, or the Chief Financial Officer, in the case of a violation by any other employee, after appropriate investigation.

|X|	The Audit Committee and the Chief Financial Officer will take all appropriate action to investigate any violations reported to them after appropriate investigation.
|X|
If the Audit Committee and the Chief Financial Officer determines that a violation has occurred, they will inform the Board of Directors, in the case of a violation by a director or executive officer, or the Chief Executive Officer in the case of a violation by any other employee.

Upon being notified that a violation has occurred, the Board of Directors or the Chief Executive Officer will take such disciplinary or preventive action as it deems appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of appropriate governmental authorities.

From time to time, the Company may waive some provisions of this Code. Any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors. Any waiver for other employees may be made only by the Chief Financial Officer.

VI. Corporate Opportunities

Directors, officers, and employees owe a duty to the Company to advance the Company's business interests when the opportunity to do so arises. Directors, officers, and employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information, or position, unless the Company has already been offered the opportunity and turned it down. More generally, directors, officers, and employees are prohibited from using corporate property, information, or position for personal gain and from competing with the Company. Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Directors, officers, and employees who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Code of Ethics Contact Person.

VII. Confidentiality

In carrying out the Company's business, directors, officers, and employees often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Directors, officers, and employees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

VIII. Fair Dealing

We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each director, officer, and employee should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors, and employees. No director, officer, or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX. Protection and Proper Use of Company Assets

All directors, officers and employees should protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.